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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65725

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Knight Libertas LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Greenwhich Office Park South, 51 East Weaver Street
(No. and Street)

Greenwich (City) CT (State) 06831 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ira Leibowitz 201-356-1796
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Oath or Affirmation

State of New Jersey
County of Hudson

We, the undersigned officers of Knight Libertas LLC, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to Knight Libertas LLC. for the year ended December 31, 2010 are true and correct. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Steven Bisgay
Senior Managing Director

Ira B. Leibowitz
Chief Financial Officer

Notary Public

SHARON GAUTIER LOPEZ
Notary Public, State of New Jersey
No. 2271908
Qualified in Hudson County
Commission Expires August 3, 2011

Knight Libertas LLC
Statement of Financial Condition
December 31, 2010

(in thousands)

Assets		
Cash and cash equivalents	$	18,425
Financial instruments owned, at fair value including securities pledged of $22,771		71,264
Receivable from affiliates		1,743
Fixed assets and leasehold improvements, at cost, less accumulated depreciation and amortization of $2,096		6,782
Intangible assets, less accumulated amortization of $9,679		16,521
Goodwill		114,301
Other assets		3,563
Total assets	$	232,599
Liabilities and Member's Equity		
Liabilities		
Financial instruments sold, not yet purchased, at fair value	$	3,809
Collateralized agreements:		
Financial instruments sold under agreements to repurchase		22,771
Payable to clearing organization		5,272
Accrued compensation expense		27,109
Payable to affiliates		991
Accrued expenses and other liabilities		4,610
Total liabilities		64,562
Commitments and contingent liabilities (Note 8)		
Member's equity		168,037
Total liabilities and member's equity	$	232,599

The accompanying notes are an integral part of this financial statement.

1. Organization and Description of the Business

Knight Libertas LLC (the "Company"), a limited liability company organized in the state of Delaware, provides principal and riskless principal trade execution services and investment research across a broad range of fixed income securities, including high-yield and high-grade corporate bonds, distressed debt, asset- and mortgage-backed securities, federal agency securities, hybrid securities, syndicated bank loans and emerging markets. The Company also provides capital markets services to companies seeking financing. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board. The Company's sole member is Knight Libertas Holdings LLC. The Company's ultimate parent is Knight Capital Group, Inc. ("KCG").

On July 11, 2008, the Company was acquired by a subsidiary of KCG (the "Acquisition"). In conjunction with the Acquisition, a subsidiary of KCG contributed goodwill of $47.6 million and intangible assets of $26.2 million to the Company.

Effective January 1, 2011, the Company was merged into Knight Capital Americas, L.P., whose ultimate parent is KCG.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash equivalents represent money market accounts, which are payable on demand and short-term investments with an original maturity of less than 90 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

Fair Value of Financial Instruments

The Company values its financial instruments using a hierarchy of fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. The fair value hierarchy can be summarized as follows:

Level 1 Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 Valuations are based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Changes in fair value are recognized in earnings each period for financial instruments that are carried at fair value.

The majority of the Company's financial instruments owned and financial instruments sold, not yet purchased are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices or dealer quotations with reasonable levels of price transparency.

The types of instruments that trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency are generally classified within Level 2 of the fair value hierarchy. Certain of the Company's mortgage-backed securities will be classified within Level 2.

Certain instruments are classified within Level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency. As of December 31, 2010, the Company did not hold any financial instruments that met the definition of Level 3.

Financial Instruments Sold Under Agreements to Repurchase
Financial instruments sold under agreements to repurchase are collateralized financing agreements used to finance inventory and are recorded at their contractual amount, which approximates fair value. The Company has entered into repurchase agreements which bear interest at negotiated rates. The Company receives cash and makes delivery of financial instruments to a custodian who monitors the market value of these instruments on a daily basis. The market value of the instruments delivered must be equal to or in excess of the principal amount loaned under the repurchase agreements plus the agreed upon margin requirement. The custodian may request additional collateral, if appropriate. The Company's collateralized financing agreements are recorded at amounts that approximate fair value. These items are not materially sensitive to shifts in interest rates because they are short-term in nature and are fully collateralized.

Goodwill and Intangible Assets
The Company tests goodwill for impairment annually or when an event occurs or circumstances change that signifies the existence of impairment. The Company amortizes other intangible assets on a straight line basis over their useful lives and tests for recoverability whenever events indicate that the carrying amounts may not be recoverable.

Foreign Currencies
The functional currency of the Company is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars using current exchange rates at the date of the Statement of Financial Condition.

Depreciation, Amortization and Occupancy
Fixed assets are depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the life of the applicable office lease or the expected useful life of the assets.

The Company records rent expense under operating leases with fixed escalations, lease incentives and free rent periods on a straight-line basis over the lease term beginning on the date the Company takes possession of or controls the use of the space, including during free rent periods.

Income Taxes
The Company is included in the consolidated federal income tax return filed by KCG. In accordance with KCG's tax sharing agreement with the Company, KCG allocates to the Company its share of income tax expense or benefit based on the Company's proportionate contribution to KCG's consolidated net income or loss. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in the deferred tax liabilities or assets between years.

Stock-based Compensation
Certain employees of the Company participate in KCG's stock option and award plans (the "Stock Plans"). The purpose of the Stock Plans is to provide long-term incentive compensation, in the form of KCG stock-related awards, to employees of the Company.

Stock-based compensation is measured based on the grant date fair value of the awards. These costs, which are allocated from KCG, are amortized over the requisite service period, which is typically the vesting period.

Expected forfeitures are considered in determining stock-based employee compensation expense. For all periods presented, the Company recorded a benefit for expected forfeitures on all outstanding stock-based awards. The benefit recorded did not have a material impact on the results of operations.

The Company applies a nonsubstantive vesting period approach for stock-based awards whereby the expense is accelerated for those employees that receive options and restricted stock units ("RSUs") and are eligible to retire prior to the options or RSUs vesting.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

3. Financial Instruments Owned and Financial Instruments Sold, not yet Purchased

As discussed in Footnote 2 "Significant Accounting Policies" the Company's financial instruments owned, and financial instruments sold, not yet purchased are all classified within Level 1 or Level 2 of the fair value hierarchy. At December 31, 2010, the Company's Financial instruments owned and Financial instruments sold, not yet purchased comprise (in thousands):

	Financial Instruments Owned			
	Level 1	Level 2	Level 3	Total
Mortgage-backed securities	$ 22,771	$ 39,615	$ -	$ 62,386
Corporate bonds	8,309	-	-	8,309
Government securities	472	-	-	472
Other	97	-	-	97
	$ 31,649	$ 39,615	$ -	$ 71,264

	Financial Instruments Sold, Not Yet Purchased			
	Level 1	Level 2	Level 3	Total
Corporate bonds	$ 3,694	$ -	$ -	$ 3,694
Government securities	115	-	-	115
	$ 3,809	$ -	$ -	$ 3,809

The majority of the Company's financial instruments owned and financial instruments sold, not yet purchased are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices or dealer quotations with reasonable levels of price transparency.

The Company's mortgage-backed securities are priced based upon dealer quotations, prices observed from recently executed transactions and cash flows models that incorporate LIBOR forward interest rates, weighted average coupon, weighted average loan age and loan to value inputs.

4. Collateralized Financings

The Company enters into collateralized transactions in order to finance securities inventory positions. Under these transactions, the Company pledges certain financial instruments to collateralize repurchase agreements. Financial instruments owned and pledged to counterparties that did not have the right to sell or repledge such financial instruments consisted of mortgage-backed securities with a fair value of $22.8 million as of December 31, 2010. Repurchase agreements are short-term in nature and mature within one year.

5. Payable to Clearing Organization

Payable to clearing organization represents balances held in accounts in order to finance transactions, net of cash maintained at the clearing broker and commissions earned as an introducing broker. Management believes that the carrying value of the amount payable to clearing organization approximates fair value.

6. Fixed Assets and Leasehold Improvements

Fixed assets and leasehold improvements consist of the following:

(in thousands)

Computer hardware and software	$	567
Leasehold improvements		5,811
Telephone systems		1,467
Furniture and fixtures		686
Equipment		347
		8,878
Less: Accumulated depreciation and amortization		2,096
	$	6,782

7. Goodwill and Intangible Assets

At December 31, 2010, the Company had goodwill and intangible assets of $114.3 million and $16.5 million, respectively, which resulted from the acquisition of the Company by a subsidiary of KCG.

The intangible assets, which are primarily customer relationships, are all deemed to have finite lives and are being amortized over their useful lives, which have been determined to range from five to seven years. The weighted average remaining life of the Company's intangible assets at December 31, 2010 is approximately 4.5 years.

The acquisition of the Company by a subsidiary of KCG in July 2008 included an earn-out provision with specific performance targets that would enable the sellers of the Company to receive up to $75.0 million of unregistered KCG common stock based on the future performance of the Company during the three year period following the Acquisition. During 2010, the Company achieved its second year performance target which entitled the sellers to receive $33.3 million of the aforementioned earn-out in the form of 2.3 million shares of unregistered KCG common stock, which was issued in July 2010. As the acquisition of the Company occurred prior to the effective date of Statement of Financial Accounting Standards No. 141(R) *Business Combinations,* the Company applied the standards in effect at the time of the acquisition. As such, this $33.3 million earn-out is accounted for as an increase in Goodwill and a contribution of Member's equity by a subsidiary of KCG on the Statement of Financial Condition.

Goodwill is tested for impairment annually, or when an event occurs or circumstances change that signifies the existence of impairment. The test considers the profitability, assessment of fair value as well as the overall market value of the Company and its business compared to the net book value. In December 2010, the Company tested for the impairment of goodwill and based on these tests, management has concluded that there was no impairment at December 31, 2010.

Amortizable intangibles are tested for recoverability whenever events indicate that the carrying amounts may not be recoverable. In 2010, the Company discontinued the use of the Libertas trade name and wrote off the remaining book value. No other events occurred in 2010 that would indicate that the carrying amounts of the Company's goodwill or intangible assets may not be recoverable.

8. Commitments and Contingent Liabilities

The Company leases office space under noncancelable operating leases, which contain certain fixed escalation clauses. In addition, the Company has entered into guaranteed employment contracts with certain of its employees. As of December 31, 2010, future minimum rental commitments under all noncancelable office leases, and guaranteed employment contracts longer than one year and other commitments (collectively, "Other Obligations") were as follows:

(in thousands)	Office Leases	Other Obligations	Total
Year ending December 31,			
2011	$ 4,423	$ 27,945	$ 32,368
2012	4,298	2,438	6,736
2013	4,016	-	4,016
2014	3,773	-	3,773
2015	3,799	-	3,799
Thereafter through 2023	35,037	-	35,037
	$ 55,346	$ 30,383	$ 85,729

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings. The Company is subject to several of these matters at the present time. The results of these matters cannot be predicted, and the Company cannot estimate a possible range of loss for these matters at this time. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period and a material judgment could have a material adverse impact on the Company's financial condition and results of operations. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available,

the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition or operating results of the Company although they might be material to the operating results for any particular period, depending, in part, upon operating results for that period.

9. Significant Clients

The Company considers significant clients to be clients who account for 10% or more of the total fixed income notional value traded by the Company. For the year ended December 31, 2010, no client accounted for 10% or more of the fixed income notional value traded.

10. Employee Benefit Plans

KCG sponsors a 401(k) profit sharing plan (the "Plan") in which substantially all employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limits.

Restricted Shares and Restricted Stock Units
Eligible employees receive KCG restricted shares and/or restricted stock units (collectively, "restricted awards") as a portion of their total compensation. Restricted awards generally vest ratably over three years. KCG has the right to fully vest employees in their restricted stock units upon retirement and in certain other circumstances. Restricted awards are generally canceled if employment is terminated before the end of the relevant vesting period.

Stock Options
KCG's policy is to grant options for the purchase of shares of KCG Class A Common Stock at not less than market value, which the Stock Plans define as the average of the high and low sales price on the date prior to the grant date. Options generally vest ratably over a three or four-year period and expire on the fifth or tenth anniversary of the grant date, pursuant to the terms of the option agreements. KCG has the right to fully vest employees in their options upon retirement and in certain other circumstances. Options are generally canceled if employment is terminated before the end of the relevant vesting period.

11. Related Party Transactions

The Company pays an affiliate rent and overhead expenses based on direct usage of various office space locations and pays two affiliates for allocated accounting, legal, IT and other support staff costs.

12. Income Taxes

The Company is considered to be a disregarded entity for income tax purposes. In accordance with KCG's tax sharing agreement with the Company, KCG allocates to the Company its share of income tax expense or benefit based on the Company's proportionate contribution to KCG's consolidated net income or loss.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The Company's deferred tax liability at December 31, 2010 of $81,000 is included in Accrued expenses and other liabilities on the Statement of Financial Condition. The deferred tax liability is attributable to differences in the book and tax bases of the Company's goodwill, intangible assets, fixed assets and other assets as well as deferred compensation.

13. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company clears the majority of its domestic securities transactions through a clearing broker on a fully disclosed basis. Substantially all of the Company's credit exposures are concentrated with the clearing broker. The clearing broker may re-hypothecate certain securities held on behalf of the Company. Additionally, pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for all losses that result from a counterparty's failure to fulfill its obligations. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing broker and all counterparties with which it conducts business.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2010, the Company has recorded no liabilities with regard to the right. In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

The Company's financing activities require the Company to pledge financial instruments owned as collateral in support of repurchase agreements. In the event the counterparty is unable to meet its contractual obligation to return the financial instruments pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the fair value of financial instruments pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

14. Net Capital Requirement

As a registered broker-dealer and a FINRA member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined.

At December 31, 2010, the Company had net capital of $11.5 million, which was $8.1 million in excess of its required net capital of $3.4 million.

Knight Libertas LLC

Statement of Financial Condition
December 31, 2010

Knight Libertas LLC
Index
December 31, 2010

pwc

Report of Independent Auditors

To the Member of
Knight Libertas LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Knight Libertas LLC (the "Company") at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2011

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended ____________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065725 FINRA DEC
KNIGHT LIBERTAS LLC 13*13
ATTN:IRA LEIBOWITZ
545 WASHINGTON BLVD 3RD FL
JERSEY CITY NJ 07310-1607

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 275,469.12

B. Less payment made with SIPC-6 filed (exclude interest) (157,489)

7/26/2010
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 117,980.12

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $______

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 117,980.12

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Knight Libertas LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Vice President
(Title)

Dated the 25 day of February, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2010
and ending 12/31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 112,994,314
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,884,112
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 922,555	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	922,555
Total deductions	2,806,667
2d. SIPC Net Operating Revenues	$ 110,187,647
2e. General Assessment @ .0025	$ 275,469.12
	(to page 1, line 2.A.)

pwc

SEC MAIL PROCESSING
RECEIVED
MAR 01 2011
WASH. D.C. 211 SECTION

Report of Independent Accountants

To the Member of Knight Libertas LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Knight Libertas LLC (the "Company") for the year ended December 31, 2010, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2010. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Assessment payments:

    a. Compared payment of $157,489 reported on item 2B on SIPC-7 page 1 to check number 001448, dated July 22, 2010, noting no difference.

    b. Compared payment of $117,890.12 reported on SIPC-7 item 2D to check number 188215 dated February 24, 2011, obtained from the Company, noting no difference.

2. Compared the Total Revenue amount of $112,072,000 reported on the audited Form X-17A-5, with the Total revenue amount of $112,994,314 reported on SIPC-7 page 2, item 2a for the year ended 2010, noting a reconciling balance of $922,314. The reconciling balance is comprised of $922,555 of "Total interest and dividend exposure" which was agreed to the General Ledger Income Statement prepared by the Company, noting no differences. The remaining reconciling balance of $241 is due to rounding as the audited form is presented in thousands.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

a. Compared deductions for year ended 2010 of $1,884,112 on SIPC-7 line 2c(3) "Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions" to the line titled "Commissions, floor brokerage and clearance paid to other SIPC members" on the schedule titled "SIPC Assessment - 2010 - Full Year" prepared by the Company, noting no difference; and

b. On the schedule " SIPC Assessment - 2010 - Full Year " we performed the following:

   i. Compared the amount in the line titled "Merrill Lynch Ticket Charges" of $936,112 to General Ledger number 50030 from the Trial Balance as of December 31, 2010, prepared by the Company, noting no difference;

   ii. Compared the amount in the line titled "ECN Expenses" of $948,000 to General Ledger number 53000 from the Trial Balance as of December 31, 2010, prepared by the Company, noting no difference.

c. Compared deductions for the year ended 2010 of $922,555 on SIPC-7 line 2c(9)(i) "Total interest and dividend expenses" to the General Ledger Income Statement prepared by the Company, noting no difference; and

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3:

   a. Calculations reflected in Form SIPC-7:

      i. Recalculated the mathematical accuracy of the amount in the line titled "SIPC Net Operating Revenues" on page 2, line 2d of $110,187,647, noting no difference;

      ii. Recalculated the amount in the line titled "General Assessment @ .0025" on page 2, line 2e of $275,469.12, noting no difference; and

      iii. Recalculated the amount in the line titled "Assessment due (or overpayment)" on page 1, line 2D of $117,980.12, noting no difference.

   b. Calculations reflected in the schedule titled "SIPC Net Operating Revenues and General Assessment Year Ending December 31, 2010" obtained in procedure 3:

      i. Recalculated the mathematical accuracy of the amount in the line titled "Commissions, floor brokerage fees, and clearance paid to other SIPC members" of $1,884,112, noting no difference.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

pwc

This report is intended solely for the information and use of management and the board of directors of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2011